

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Andrew Gordon
Chief Executive Officer and Chief Financial Officer
COFFEE HOLDING CO INC
3475 Victory Boulevard
Staten Island, NY 10314

     Re: COFFEE HOLDING CO INC
        Form 10-K for the Year Ended October 31, 2021
        File No. 001-32491

Dear Andrew Gordon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing